May 4, 2011
Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F. Street, N.E.
Washington, D.C. 20549-0306

Re:	AMC Networks Inc. Form 10-12B Filed March 17, 2011 File No. 001-35106
Dear Mr. Spirgel:
          This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”), dated April 27, 2011, concerning the Form 10 (“Form 10”) of AMC Networks Inc. (the “Company”).
          The following is the Company’s response to the Comment Letter. As a result of the revisions to the Form 10, some page references have changed. The page references in the comments refer to page numbers of the Information Statement filed as Exhibit 99.1 to the Form 10, as filed on April 21, 2011, and the page references in the responses refer to page numbers in the marked copy of the Information Statement filed as Exhibit 99.1 to Amendment No. 2 to the Form 10, as filed on May 4, 2011. The Company has, concurrently with the filing of this response letter, provided six marked copies of the amended Information Statement via messenger.
Management’s Discussion and Analysis Of Financial Condition And Results Of Operations, page 56
1.	We note your response to comment 10 from our letter dated April 8, 2011. While the reference to the safe harbor is permitted in the information statement provided by Cablevision to its shareholders, it is not permitted in the Form 10 filed by AMC Networks, Inc. Please revise to remove the reference from the Form 10.
Company Response: The reference to the safe harbor provided by the Private Securities Litigation Reform Act of 1995 has been removed from the Form 10. Please see page 55.
Comparison of Consolidated Year Ended December 31, 2010..., page 65
2.	We note your response to comment 13 from our letter dated April 8, 2011. Revise each of the segment discussions to further explain the underlying causes of material line item shifts. For example, your discussion of the increase in fiscal 2010 National Networks revenue does not explain why you were able to charge higher prices for advertising and why your contractual affiliation rates increased. As another example, you provide little narrative disclosure regarding the net increase in fiscal 2010 International and Other technical and operating expenses. These are just examples.
Company Response: The requested disclosure has been added to the Form 10. Please see pages 65 to 77.
Liquidity and Capital Resources, page 79
3.	Per comment 17 from our letter dated April 8, 2011, supplement your revised disclosure to indicate the amount of contractual debt obligations the company was solely responsible for before the spin-off.
Company Response: The Company has revised the Form 10 to explain that the Company, and not Cablevision, was responsible for all of the Company’s debt obligations before the spin-off. Please see pages 79, F-20 and F-21.
Executive Compensation, page 89
Key Elements of 2011 Expected Compensation from the Company, page 96
Restricted Stock Awards and Performance Awards, page 97
4.	We note that 2011 restricted stock awards will be based upon the achievement of a target rate growth of AOCF. Please confirm that you will disclose this target growth rate in your 2012 discussion of 2011 compensation, if material to an overall understanding of the compensation paid to your named executive officers.
Company Response: The Company confirms that it will disclose the target rate growth of AOCF in its 2012 discussion of 2011 compensation, if material to an overall understanding of the compensation paid to the Company’s named executive officers.
5.	We note that your performance awards will be tied to performance measures based solely on the company’s revenues, AOCF and free cash flow results. Please tell us how you will annually evaluate your five-year plan with respect to these financial metrics to determine the amount of awards to make to your named executive officers.

Company Response: The Company has revised the Form 10 to describe the manner in which the criteria applicable to the Company’s performance awards will be evaluated. Please see pages 97 and 98.
Please note that, in addition to the changes discussed above, the Company has made several other changes to the Form 10, which are shown in the marked copies of the Information Statement filed as Exhibit 99.1 to the Amendment No. 2 to the Form 10.
* * * * * *
In responding to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the enclosed materials, please call the undersigned at (646) 273-7390.

Very truly yours,
/s/ Joshua W. Sapan
Joshua W. Sapan
President and Chief Executive Officer

cc:	Jonathan Groff Inessa Kessman Dean Suehiro (Securities and Exchange Commission)

Jamie Gallagher (Executive Vice President and General Counsel)

John P. Mead (Sullivan & Cromwell LLP)

Leonard Sturm (KPMG LLP)